Steben & Company, Inc.	240.631.7600 T
9711 Washingtonian Blvd., Suite 400	240.631.9595 F
Gaithersburg, MD 20878	www.steben.com

July 26, 2018

VIA EDGAR

Anu Dubey

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Steben Select Multi-Strategy Fund, File Nos. 333-211724 and 811-22824

Dear Ms. Dubey:

On behalf of Steben Select Multi-Strategy Fund (the “Fund”), transmitted for filing as EDGAR correspondence are the Fund’s responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (SEC”), provided by you to me by telephone on July 23, 2018. The comments of the Staff relate to Post-Effective Amendment No. 3 to the Fund's Registration Statement on Form N-2 (“PEA 3”) with the SEC (accession number 0001615774-18-004386) filed on May 25, 2018, and to the comment/response letter filed by the Fund with the SEC on July 18, 2018 (“Response Letter”).

Defined terms used below have the same meanings as in the Fund’s prospectus included in the Registration Statement.  The changes to the Fund’s prospectus and statement of additional information (“SAI”) as described below are anticipated to be filed with the SEC in a Post-Effective Amendment No. 4 on or about July 27, 2018. The Fund will request acceleration of effectiveness of its Registration Statement for July 30, 2018.

1.            Comment: Under the heading “Portfolio Fund Turnover Rates” on page 32 of the Prospectus, please address the tax consequences of high portfolio turnover rates.

Response: The Fund proposes to revise the paragraph under “Portfolio Fund Turnover Rates” as follows: Portfolio Funds may invest based on short-term market considerations. The turnover rate within the Portfolio Funds may be significant, possibly involving substantial brokerage commissions and fees. In addition, high portfolio turnover can generate additional capital gains or losses for the Fund and the Master Fund. The Fund and the Master Fund cannot control this turnover.

2.            Comment: Following up on the proposed response in Comment 2 of the Response Letter, please remove disclosure regarding unscheduled variations in the Class A sales load as noted in footnote 1 to the Fee Table on page 17 of the prospectus and under the heading “Purchasing Shares” on page 59 of the prospectus.

Securities and Exchange Commission

July 26, 2018

Response: Please see the revised footnote 1 to the attached completed Fee Table and the proposed revised disclosure to be included in the section entitled “Purchasing Shares” included in Appendix A.

3.            Comment: Under the heading “Purchasing Shares” on page 59 of the prospectus, please revise the first sentence in the paragraph following the sales charge schedule to state: “Please consult with LPL for more information.”

Response: The Fund has revised the first sentence following the sales charge schedule as requested. Please see the section entitled “Purchasing Shares” included in Appendix A.

4.            Comment: Following up on the proposed response in Comment 9 of the Response Letter, please include finalized performance information rather than estimated information under Performance History in Appendix B to the prospectus.

Response: The Fund has revised the Performance History to include finalized performance. Please see “Performance History” included in Appendix A.

*       *       *       *       *

Thank you for your attention to these matters. If you have any questions or additional comments regarding these proposed responses, please call me at (240) 631-7602.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger
General Counsel
Steben & Company, Inc.

cc:           Pablo Man

    K&L Gates LLP

Securities and Exchange Commission

July 26, 2018

Appendix A

SUMMARY OF FUND EXPENSES

This table describes the combined fees and expenses that Shareholders in the Fund will incur (directly or indirectly) through the Fund’s investments in the Master Fund. The direct and indirect expenses associated with investing in a “fund of funds,” such as the investment program provided by the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment funds. This is because of the expectation that Shareholders in the Fund will bear two layers of asset-based management fees (at the Master Fund level and the Portfolio Fund level), a single layer of incentive fees (at the Portfolio Fund level), and other expenses at the Fund/Master Fund level and the Portfolio Fund level. The Master Fund does not pay directly any incentive fees. Shareholders in the Fund will bear indirectly fees and expenses of the Portfolio Funds, which are reflected in the following table and the examples below. The Portfolio Fund fees are described below in the section “Risk Factors and Types of Investments.”

Shareholder Transaction Expenses:	Class A	Class I
Maximum Sales Load (as a percentage of the offering price)(1)	3.00%	None
Early Withdrawal Fee(2)	2.00%	2.00%
Annual Expenses (as a percentage of net assets of the Fund):
Management Fee(3)	1.25%	1.25%
Distribution and Service Fee(4)	0.75%	0.25%
Other Expenses (including Operating Services Fee)(5)	0.45%	0.45%
Acquired Fund (Portfolio Fund) Fees and Expenses(6)	~~_.__%~~7.31%	~~_.__%~~7.31%
Total Annual Expenses(7)	~~_.__%~~9.76%	~~_.__%~~9.26%

(1)	The Fund has engaged the Distributor to assist it in placing Shares in the Fund. The Distributor has entered into agreements with one or more Selling Agents. Selling Agents typically receive the sales load with respect to the Shares purchased by their Shareholders. The Distributor does not receive any portion of the sales load. Any such fee will be in addition to any fees charged or paid by the Fund and is not a Fund expense. Investments in Class A Shares are sold subject to a maximum sales load of up to 3.00%. The Selling Agents may~~, in their sole discretion,~~ reduce or waive the sales load. Shareholders should ~~direct any questions regarding sales loads to the relevant~~ consult with their Selling Agent for more information. The Investment Manager may pay a fee out of its own resources to Selling Agents. Selling Agents also may charge an investor a fee for their services in conjunction with an investment in the Fund and/or maintenance of investor accounts. Such a fee will be in addition to any fees charged or paid by the Fund and is not a Fund expense, and thus not reflected above. Shareholders should direct any questions regarding any such fees to the relevant Selling Agent. The sales load reductions available through certain Selling Agents are set forth in “Purchasing Shares”, which may differ from those available for purchases made directly from the Distributor or certain other Selling Agents. No sales load will be charged on purchases of Class I Shares.

(2)	Any Shareholder that sells Shares to the Fund in a repurchase offer that has a Valuation Date within the first three quarters following the original issue date of the Shares will be subject to an early withdrawal fee at a rate of 2.00% of the aggregate net asset value of the Shareholder’s Shares repurchased by the Fund. Payment of the early withdrawal fee will be made by netting the fee against the repurchase proceeds. The early withdrawal fee will be retained by the Fund for the benefit of remaining Shareholders. If a Shareholder has made multiple purchases and tenders a portion of its Shares, the early withdrawal fee will be calculated on a first-in/first-out basis. See “Repurchases of Shares” below for additional information about Share repurchases.

(3)	As a contractual matter, so long as the Fund invests substantially all of its investable assets in the Master Fund, the Fund will not directly pay the Investment Manager an investment management fee; however, the Fund’s Shareholders bear an indirect share of the Master Fund’s annualized investment management fee of 1.25%, through the Fund’s investment in the Master Fund. Thus, this line item reflects the Fund’s share of the Master Fund’s fee. If the Fund invested directly, it would pay the Investment Manager the investment management fee of 1.25% directly.

Securities and Exchange Commission

July 26, 2018

(4)	As discussed above, the Fund pays Class A Distribution and Service Fees and Class I Distribution and Service Fees on an annualized basis, calculated monthly, at a rate of 0.75% and 0.25% of the average month-end net assets of Class A Shares and Class I Shares, respectively. The Distributor may pay all or a portion of the Distribution and Service Fees to the Selling Agents that sell Shares of the Fund or provide investor services and/or administrative assistance to Shareholders. See “Distribution and Service Fees” below.

(5)	Other Expenses include operating expenses for the Fund and the Fund’s pro rata share of the operating expenses borne directly by the Master Fund. All Master Fund expenses are reflected in the table above. Pursuant to an Operating Services Agreement with the Fund, the Fund pays the Investment Manager 0.30% of the Fund’s monthly assets and the Investment Manager has contractually agreed to pay all of the Fund’s ordinary expenses including the Fund’s organizational and offering expenses but not the following Fund expenses: the Management Fee, the Distribution and Service Fees, borrowing costs, interest expenses, brokerage commissions and other transaction and investment-related costs, Portfolio Fund and Portfolio Fund Manager fees and expenses, taxes, litigation and indemnification expenses, judgments and other extraordinary expenses not incurred in the ordinary course of the Fund’s business. The Master Fund has entered into a similar operating services agreement with the Investment Manager for 0.15% of the Master Fund’s monthly assets. These Operating Services Agreements may be terminated at any time by the Board.

(6)

Represents fees and expenses of the Portfolio Funds in which the Master Fund invested during the period ended March 31, 2018. It is based on the assets invested in each Portfolio Fund and the fees and expenses including incentive fees or allocations charged by each Portfolio Fund. The Portfolio Funds in which the Master Fund invests generally charge between 20% and 35% of net profits as an incentive fee or allocation. Amounts incurred by the Master Fund may be substantially higher or lower in the future because (i) the performance of the Portfolio Funds may fluctuate resulting in different incentive fees paid to Portfolio Fund Managers and (ii) the Master Fund may invest in different Portfolio Funds from time to time.

The acquired fund fees and expenses include interest and dividend expense associated with securities sold short while not including any offset for dividends and interest received from securities held long (those dividends and interest are reflected in income). The acquired fund fees and expenses are estimated to have been 3.02% if the fees and expenses excluded dividends and interest related to securities sold short.

(7)	The “Total Annual Expenses” of the Fund disclosed above differs from the ratio of expenses to average net assets (Fund expense ratio) that is included in the Financial Highlights section of the financial statements in the Fund’s annual report. The financial statements that appear in the Fund’s Shareholder reports depict the Fund’s direct expenses and do not include in expenses the direct expenses of the Master Fund or the portion of Acquired Fund Fees and Expenses that represent costs incurred at the Portfolio Fund level, as required to be disclosed in the above table.

Example

The following Example assumes (i) a $1,000 investment in Class A Shares and Class I Shares for the time periods indicated, (ii) a 5.00% return each year and (iii) that the operating expenses of Class A Shares and Class I Shares remain the same.

Although actual costs may be higher or lower, based on the foregoing assumptions, a prospective Shareholder would pay the following expenses if the Shareholder subsequently tendered for repurchase its Shares in full at the end of those periods:

You would pay the following fees and expenses on a $1,000 investment in the Fund, assuming a 5% annual return:

CLASS	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class A	~~$____~~$122	~~$____~~$294	~~$____~~$450	~~$____~~$780
Class I	~~$____~~$91	~~$____~~$261	~~$____~~$416	~~$____~~$751

Securities and Exchange Commission

July 26, 2018

The example is based on the anticipated fees and expenses incurred by the Fund as set forth above including the Acquired Fund Fees and Expenses, the Class A Distribution and Service Fee and Class I Distribution and Service Fee, and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. The rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the investment management and (in the case of Portfolio Funds) incentive fees borne directly (and indirectly) by the Master Fund.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses that Shareholders will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund, see “Management of the Fund,” “Fund Expenses,” “Distribution and Service Fees,” and “Repurchases of Shares.”

PURCHASING SHARES

The Fund offers two classes of Shares. Purchases of Class A Shares or Class I Shares may be submitted to, and are received by, the Fund throughout any given month, but are accepted at the same time once per month. All purchases accepted by the Fund are accepted at the end of the month, and the net asset value of Class A Shares or Class I Shares is determined as of the close of business on the last calendar day of that month. Purchases accepted by the Fund become effective as of the opening of business on the first calendar day of the month (each such day, a “Purchase Date”) based on the previous month-end net asset value of the relevant class of Shares. It is expected that the net asset value of Class A Shares and Class I Shares will vary over time as a result of the differing fees and expenses applicable to different classes.

Fund’s Shares are offered and may be purchased on a monthly basis or at such other times as may be determined by the Board. The Board may discontinue the Fund’s accepting purchase orders at any time. Shares will be sold at the then-current NAV as of the date on which the purchase order is accepted. A sales load of up to 3.00% may be charged by the Intermediaries for purchases of Class A Shares. No sales load is charged for Class I Shares. Shares are not available in certificated form.

The actual sales load paid may vary among and within Selling Agents. If your Selling Agent offers more than one class of shares, you should carefully consider which class of shares to purchase.

Customers of LPL Financial, Inc. (“LPL”), a Selling Agent, who purchase Class A Shares of the Fund through LPL are subject to the following sales load:

Class A shares may be purchased at the offering price, which is a price equal to their net asset value per share plus a sales charge imposed at the time of purchase. Below shows the sales charge applicable to the amount to be invested. LPL Financial Advisers also may choose to waive any sales charge.

$99,000 and under                                    3.0%

$100,000 to $249,999                               2.0%

$250,000 to $999,999                               1.5%

$1,000,000 to $4,999,999                         1.0%

$5,000,000 and above                               0.0%

Please consult with LPL for more information. It is the responsibility of you and/or LPL to ensure that you obtain the proper breakpoint sales load discount, if any. The above description of sales load waivers and discounts for LPL customers is provided by LPL and has been represented by LPL as current as of the date of this prospectus. These waivers or discounts, which may vary from those disclosed elsewhere in the prospectus, are subject to change.

Securities and Exchange Commission

July 26, 2018

APPENDIX B

PERFORMANCE HISTORY

Class I Shares

~~Estimated~~ Performance as of ~~April 30~~May 31, 20181

	Month	YTD	1-Year	3-Year	Since Inception Aug 1, 2013 (Annualized)
Steben Select Multi-Strategy Fund I Shares [1]	-~~1.22~~0.44%	-0.~~35~~11%	~~2.15~~1.47%	1.~~56~~09%	~~5.15~~4.96%
HFRI Fund of Funds Composite Index [2]	0.~~29~~61%	~~0.58~~1.05%	5.~~34~~49%	1.~~88~~70%	3.~~40~~44%

Monthly Historical Cumulative Performance Since Inception1

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
2013								-1.59%	1.32%	2.21%	2.91%	1.92%	6.89%
2014	0.17%	1.67%	-0.02%	0.27%	1.52%	0.89%	-0.47%	1.77%	1.41%	-0.63%	2.54%	0.02%	9.49%
2015	2.52%	1.01%	1.91%	-1.90%	0.95%	-1.86%	2.75%	-0.13%	0.30%	-0.07%	1.44%	-0.28%	6.71%
2016	0.48%	-0.04%	0.04%	-0.61%	-0.16%	1.86%	-0.59%	-2.70%	-1.06%	1.46%	0.18%	1.04%	-0.20%
2017	-0.30%	0.47%	0.48%	-0.55%	0.20%	-1.41%	1.10%	1.38%	-0.15%	3.59%	-1.41%	-1.42%	1.90%
2018	3.23%	-2.67%	1.12%	-1.~~22~~24%	-0.50%								-0.11%

Securities and Exchange Commission

July 26, 2018

Class A Shares

~~Estimated~~ Performance as of ~~April 30~~May 31, 20181

	Month	YTD	1-Year	3-Year	Since Inception Aug 1, 2013 (Annualized)
Steben Select Multi-Strategy Fund A Shares [1]	-~~1.26~~0.48%	-0.~~21~~29%	~~1.66~~0.99%	~~1.06~~0.59%	4.~~68~~49%
HFRI Fund of Funds Composite Index [2]	0.~~29~~61%	~~0.58~~1.05%	5.~~34~~49%	1.~~88~~70%	3.~~40~~44%

Monthly Historical Cumulative Performance Since Inception1

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
2013								-1.63%	1.28%	2.17%	2.87%	1.88%	6.68%
2014	0.14%	1.73%	-0.06%	0.24%	1.54%	0.89%	-0.51%	1.73%	1.36%	-0.67%	2.50%	0.02%	9.18%
2015	2.47%	0.97%	1.87%	-1.94%	0.91%	-1.90%	2.70%	-0.17%	0.26%	-0.12%	1.40%	-0.32%	6.17%
2016	0.44%	-0.08%	0.01%	-0.65%	-0.20%	1.82%	-0.64%	-2.74%	-1.10%	1.41%	0.13%	1.00%	-0.70%
2017	-0.34%	0.43%	0.44%	-0.59%	0.16%	-1.45%	1.05%	1.33%	-0.19%	3.55%	-1.46%	-1.46%	1.39%
2018	3.18%	-2.71%	1.10%	-1.~~26~~29%	-0.48%								-0.29%

Securities and Exchange Commission

July 26, 2018

Past performance is not indicative of future results. Returns for one year or less are cumulative.

1. The Fund performance is net of all fees and expenses. ~~Most recent month, YTD (Year-to-Date), 1-Year, 3-Year and Since Inception returns are estimated and are subject to change, pending final monthly accounting review.~~ The Fund is part of a master-feeder structure and invests all of its investable assets in the Master Fund except those restricted for regulatory reasons, liquidation purposes or forced redemptions. The Master Fund commenced operations on August 1, 2013 and Class I Shares of the Fund commenced operations on January 2, 2014 and Class A shares began offering on August 1, 2014. By investing all of its investable assets in the Master Fund, the Fund participates in the substantially similar investment management that the Investment Manager renders to the Master Fund. Performance results for Class I shares prior to January 2, 2014 are those of the Master Fund adjusted for fees and expenses of the Fund’s Class A Shares. Performance results for Class A shares prior to August 1, 2014 are those of the Master Fund adjusted for fees and expenses of the Fund’s Class ~~I~~A Shares. More detailed information regarding performance calculations and fees may be found in the “Performance Disclosures” section below and within the Fund’s prospectus.